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SEC FILE NUMBER 033-22128-D
CUSIP NUMBER 65336B 30 1

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
FORM 12b-25

NOTIFICATION OF LATE FILING

[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] Form N-C

For Period Ended: March 31, 2008

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Entire Form 10-QSB

Part I - Registrant Information:
            Full Name of Registrant                                                                                      Nexia Holdings, Inc.

Former Name if Applicable                                                                                      N/A

Address of Principal Executive Office:            59 West 100 South, Second Floor

Salt Lake City, Utah 84101

Part II--RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) the following should be completed.  (Check box if appropriate)

[X]            (a)            The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]            (b)            The subject annual report, semi-annual report, transition report on Form 10-K, Form 2-F, 11-F, or From N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The preparation of the Company’s 1st Quarter 10-QSB has been delayed due to the Company’s dealing with the recent reductions of its retail operations and the change in the Company’s Independent Accountant and the time spent on conducting the year end audit.  The Company and its staff are working diligently to complete the reports for the period ended March 31, 2008.  Despite these efforts the Company will not be able to complete its Form 10-QSB for the first quarter of 2008 on a timely basis without unreasonable effort or expense to the Company.

Part IV - Other Information

(1)	Name and telephone number of person to contact in regard to this notification.

                                   Richard D. Surber                                                       President                                                  (801)575-8073
  (Name)                                                                      (Title)                                               (Telephone Number)

(2)
Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).( X ) Yes ( ) No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?( ) Yes ( X ) No

If so, attach an explanation of the anticipated change, both narrative and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Nexia Holdings, Inc.
                                                             (Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 14, 2008                                                       By:   /s/ Richard Surber                                                      .
                        Name: Richard D. Surber
                        Title:    President

Estimated results for the first quarter of 2008 compared to the first quarter of 2007.

Revenue

Gross revenue for the three month period ended March 31, 2008, is estimated to be $845,365 as compared to $738,774 for the same period in 2007. The increase in the three revenue of $106,591, or 14%, is due to the growth in both rental revenues and sales growth from the operations of the Landis Salons.
Operating Losses
Nexia recorded operating losses of $615,461 for the three month period ended March 31, 2008, compared to losses of $1,431,795 for the comparable period in the year 2007. The decrease in three month operating losses of $816,334, or 57%, was the result of the decreases realized in consulting fees and general administrative expenses and the increase in total revenue.

Net Income or Losses
Nexia recorded net losses of $856,966 for the three month period ended March 31, 2008, as compared to a net loss of $1,201,446 for the comparable period in 2007. The decrease in the three month net losses of $344,480 or 28%, compared to the same period in 2007, is attributable primarily to the reduction in operating losses as reported above.

Nexia may not operate at a profit through fiscal 2008. Since Nexia's activities are tied to its ability to operate its retail operations and real estate properties at a profit, future profitability or its revenue growth tends to follow changes in the markets for these activities. There can be no guarantee that profitability or revenue growth will be realized in the future.

Expenses
General and administrative expenses for the three month period ended March 31, 2008, were $989,334 compared to $1,470,964 for the same period in 2007. The decrease in three months expenses was $481,630, or 32%..
Consulting fee expenses for the three ended March 31, 2008, were $19,039 compared to $172,943 for same period in 2007. The decrease in the three month expenses of $153,904, or 89%, was a result of the Company reducing the number and amount of consulting work that it contracted for during the quarter.

Capital Resources and Liquidity
On March 31, 2008, Nexia had current assets of $956,678 and $4,550,031 in total assets compared to current assets of $1,036,555 and total assets of $4,845,485 as of December 31, 2007. Nexia had net working capital deficit of $2,968,371 at March 31, 2008, as compared to a net working capital deficit of $1,397,448 at December 31, 2007.